YATRA ONLINE, INC.

Maples Corporate Services Limited, PO Box-309, Ugland House,

Grand Cayman, KY1-1104 Cayman Island

March 29, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joanna Lam and Steve Lo

Re:	Yatra Online, Inc.
Form 20-F for the Fiscal Year Ended March 31, 2022
Filed August 1, 2022
File No. 001-37968

Dear Ms. Lam and Mr. Lo:

Yatra Online, Inc. (the “Company”) acknowledges receipt of your comment letter dated March 15, 2023 (the “Comment Letter”) with respect to the Company’s Form 20-F for the fiscal year ended March 31, 2022. As discussed telephonically on March 28, 2023, the Company respectfully requests an extension until April 10, 2023 to respond to the Comment Letter in order to provide sufficient time for the Company to prepare the necessary response. The Company is committed to responding to the Comment Letter and intends to provide a response to the Staff of the Securities and Exchange Commission no later than April 10, 2023. If you have any questions relating to the foregoing, please do not hesitate to contact Sne Sadhu of Goodwin Procter LLP at (480) 453-6247. We are grateful for the Staff’s accommodation in this matter.

Sincerely,

/s/ Dhruv Shringi

Dhruv Shringi

Chief Executive Officer

Yatra Online, Inc.